Kavinoky Cook LLP
726 Exchange Street
Suite 800
Buffalo, New York 14210

716-845-6000
www.kavinokycook.com

April 14, 2010

BY FILING ON EDGAR

Mr. Mark C. Shannon
    Branch Chief
Mr. Mark Wojciechowski
    Staff Accountant
Mr. John Coleman
    Mining Engineer
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4628

Re:	Infrastructure Materials Corp. Form 10-K for Fiscal Year Ended June 30, 2009 Filed September 28, 2009 Form 10-Q for Quarterly Period Ended December 31, 2009 Filed February 12, 2010 File No. 0-52641

Gentlemen:

We refer to the letter of Branch Chief, Mark C. Shannon dated March 26, 2010 addressed to Infrastructure Materials Corp. (the “Company”).  On behalf of the Company, we request an extension of time to respond to the comments.  The Company hoped to have its “Property” description in final form by April 16, 2010.  The Company needs some additional time and would like to file its response on or before May 5, 2010.

Very truly yours,

/s/ Jonathan H. Gardner
     Jonathan H. Gardner

cc:           Rakesh Malhotra
Cliff Low